UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           Information to be included in statements filed pursuant to
                   Rules 13d-1(b),(c), and (d) and amendments
                     thereto filed pursuant to Rule 13d-2(b)

                               (Amendment No. 1)*

                                (Name of Issuer)
                           Templeton Dragon Fund, Inc.

                         (Title of Class of Securities)
                                  Common Stock

                                 (CUSIP Number)
                                    88018T101

            (Date of Event Which Requires Filing of this Statement)
                                December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [  ]  Rule 13d-1(b)
       [X ]  Rule 13d-1(c)
       [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88018T101

(1)    Names of Reporting Persons

       I.R.S. Identification Nos. of Above Persons (Entities Only)

       (I) Eternity Ltd.
       (II) Faithfulness Ltd.
       (III) John M. Templeton

(2)    Check the Appropriate Box if a Member of a Group
       (a)        [  ]
       (b)        [X]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization

       Eternity Ltd. and Faithfulness Ltd. are each incorporated in the Cayman Islands.
       John M. Templeton is a citizen of the United Kingdom.


Number of           (5)    Sole Voting Power
Shares                                     Nil
Benefici-
ally Owned          (6)    Shared Voting Power
by Each                    Eternity Ltd. and John M. Templeton: 600,000
Reporting                  Faithfulness Ltd. and John M. Templeton: 405,000
Person With
                    (7)    Sole Dispositive Power
                                            Nil

                    (8)    Shared Dispositive Power
                           Eternity Ltd. and John M. Templeton: 600,000
                           Faithfulness Ltd. and John M. Templeton: 405,000

                    (9) Aggregate Amount Beneficially Owned by Each Reporting Person

                           Eternity Ltd. and John M. Templeton: 600,000
                           Faithfulness Ltd. and John M. Templeton: 405,000

                    (10)   Check Box if the Aggregate Amount in Row (9) Excludes
                           Certain Shares                         [  ]

                    (11) Percent of Class Represented by Amount in Row 9 Eternity Ltd. and John M. Templeton: 1.14% Faithfulness Ltd. and John M. Templeton: 0.77%

                    (12)   Type of Reporting Person
                           Eternity Ltd. and Faithfulness Ltd.:  CO
                           John M. Templeton:  IN

                                    Item 1(a)

Name of Issuer:

Templeton Dragon Fund, Inc.

                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

700 Central Avenue
St. Petersburg, Florida 33701
                                    Item 2(a)

Name of Person Filing:

Eternity Ltd.
Faithfulness Ltd.
John M. Templeton

     Eternity Ltd. and Faithfulness Ltd. are indirectly controlled by John M. Templeton, a British subject, but they are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 under the 1934 Act. Therefore they are of the view that shares held by them need not be aggregated for purposes of Section 13(d). However, Eternity Ltd. and Faithfulness Ltd. are making this filing on a voluntary basis as if all of the shares are beneficially owned by them on a joint basis.


                                    Item 2(b)

Address of Principal Business Office:

Eternity Ltd. and Faithfulness Ltd. are both located at:
Templeton Building
P.O. Box N-7776
Lyford Cay
Nassau, Bahamas

John M. Templeton is located at:
Templeton Building
P.O. Box N-7776
Lyford Cay
Nassau, Bahamas

                                    Item 2(c)

Citizenship:

Eternity Ltd. and Faithfulness Ltd. are companies incorporated under the laws of the Cayman Islands. John M. Templeton is a citizen of the United Kingdom.

                                    Item 2(d)

Title of Class of Securities:

Common Stock

                                    Item 2(e)

CUSIP Number:

                                            88018T101

                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [  ]   Broker or Dealer registered under Section 15 of the Act

(b) [  ]   Bank as defined in section 3(a) (6) of the Act

(c) [  ]   Insurance Company as defined in section 3(a)(19) of the Act

(d) [  ]   Investment Company registered under section 8 of the Investment
           Company Act

(e) [  ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [  ]   An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F)

(g) [  ]   A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G)

(h) [  ]   A savings association as defined in Section 3(b) of the
           Federal Deposit Insurance Act

(i) [  ]   A church plan that is excluded from the definition of an
           investment company under Section 3(c)(14) of the Investment Company Act

(j) [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.    [X]


                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned:

                Eternity Ltd. and John M. Templeton: 600,000
                Faithfulness Ltd. and John M. Templeton: 405,000

       (b)      Percent of Class:

                Eternity Ltd. and John M. Templeton: 1.14%
                Faithfulness Ltd. and John M. Templeton: 0.77%

       (c)      Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:  Nil

              (ii)   Shared power to vote or to direct the vote:
                     Eternity Ltd. and John M. Templeton: 600,000 Faithfulness Ltd. and John M. Templeton: 405,000

              (iii)  Sole power to dispose or to direct the disposition of: Nil

              (iv)   Shared power to dispose or to direct the disposition of:
                     Eternity Ltd. and John M. Templeton: 600,000
                     Faithfulness Ltd. and John M. Templeton: 405,000

          By virtue of his indirect control, John M. Templeton shares with Eternity Ltd. the power to vote and dispose of the shares owned by Eternity Ltd. and, similarly, shares with Faithfulness Ltd. the power to vote and dispose of the shares owned by Faithfulness Ltd.


                                     Item 5

Ownership of Five Percent or Less of a Class

       As of December 31, 1999, and as of the date of this filing, the Reporting Persons are not deemed to beneficially own of more than 5% of the outstanding Common Stock of the Issuer.

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

                            Not Applicable

                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                            Not Applicable

                                     Item 8

Identification and Classification of Members of the Group.

                            Not Applicable

                                     Item 9

Notice of Dissolution of Group.

                            Not Applicable

                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date:            March 15, 2000


                 ETERNITY LTD.

Signature:       /S/  JOHN M. TEMPLETON
                 ----------------------
Name/Title:      By: John M. Templeton, President

                 Faithfulness Ltd.

Signature:       /S/  JOHN M. TEMPLETON
                 ----------------------
Name/Title:      By: John M. Templeton, President

Signature:       /S/  JOHN M. TEMPLETON
                 ----------------------
Name/Title:      John M. Templeton, Individually as indirect beneficial owner

                 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                  Agreement Pursuant to Rule 13d-1(k)(1) of the

                         Securities Exchange Act of 1934

                                    AGREEMENT

     The undersigned agree that this Amendment No. 1 to Schedule 13G dated March 15, 2000 relating to the Common Stock of Templeton Dragon Fund, Inc. shall be filed on behalf of the undersigned.


                                               ETERNITY LTD.

                                               /s/ John M. Templeton
                                               By:  John M. Templeton
                                               President

                                               FAITHFULNESS LTD.

                                               /s/ John M. Templeton
                                               By:  John M. Templeton
                                               President

                                               JOHN M. TEMPLETON

                                               /s/ John M. Templeton